Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-207621

January 13, 2016

This free writing prospectus relates to a media publication (the “Article”) that appeared on Bloomberg Business on January 13, 2016. The Article references the proposed spin-off (the “Transaction”) of Brookfield Business Partners L.P. (the “Company”), which is covered by the Registration Statement on Form F-1 (File No. 333-207621) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 on October 27, 2015, and subsequently amended on December 21, 2015. The Article is attached as Appendix A.

The Article reported on certain statements regarding the Transaction made by Bruce Flatt, the Chief Executive Officer of Brookfield Asset Management Inc. The Article was not prepared or reviewed by the Company or any other participant in the Transaction prior to publication. Bloomberg Business is not affiliated with the Company, and no payment was made nor was any consideration given to Bloomberg Business by or on behalf of the Company or any other participant in the Transaction in connection with the Article.

Statements in the Article that are not attributed directly to Bruce Flatt or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

You should consider statements in the Article only after carefully evaluating all of the information in the preliminary prospectus contained within the Registration Statement and the final prospectus to be subsequently filed with the SEC. In particular, you should carefully read the risk factors described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

Forward-Looking Statements

This free writing prospectus contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements include statements regarding the anticipated benefits of the spin-off, the quality of the Company’s assets, the Company’s anticipated financial performance, the Company’s future growth prospects, the Company’s ability to make distributions and the amount of such distributions, the listing and liquidity of the Company’s units and its access to capital. The forward-looking statements are based on the Company‘s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to it. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to the Company or within its control. If a change occurs, the

Company’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the forward-looking statements. The factors set forth in the Registration Statement under the captions “Risk Factors” and “Special Note Regarding Forward-Looking Statements” could cause the Company’s actual results to vary from such forward-looking statements.

The Company has filed a registration statement (including a prospectus) with the SEC for the transaction to which this communication relates. You should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the Transaction. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.

Appendix A

TEXT OF ARTICLE PUBLISHED BY BLOOMBERG BUSINESS

Bloomberg Business

January 13, 2016, 5:00 a.m. EST; Updated on January 13, 2016, 11:22 a.m. EST

Brookfield Eyes Blackstone Status With Private-Equity Push

By SCOTT DEVEAU

Bruce Flatt, chief executive officer of Brookfield Asset Management Inc., is putting Blackstone Group, Carlyle Group, KKR & Co., and others on notice that his Toronto-based firm is about to make a major push into private equity.

Flatt says his buyout firm will earn comparisons to the largest of Wall Street’s alternative-asset managers.

“If you don’t mention it today, you should,” Flatt said in an interview at his New York office with Bloomberg Television’s Erik Schatzker.

That may take time. While Brookfield Asset Management oversees a total of more than $225 billion in assets, its private-equity arm, Brookfield Business Partners, has just $7.7 billion. Blackstone’s buyout business has $91 billion, while Carlyle has $63 billion.

Flatt has history on his side. Brookfield, which grew out of the Canadian billionaire Bronfman family’s Brascan Corp. holding company, has increased book value by almost 10-fold since Flatt became CEO in 2002, more than twice as fast as Warren Buffett’s Berkshire Hathaway Inc. Over the same period, Brookfield shares have returned more than 800 percent versus about 170 percent for Berkshire.

Owner-Operators

Flatt says Brookfield retains the Brascan approach to investing, and that sets it apart from rivals such as KKR and Blackstone, whose founders were bankers.

“They’re all savvy and they’re all excellent organizations,” he said. “We’re owner-operators. We buy businesses we hold for long periods of time. We earn greater multiples of capital. We’re just a little different.”

Until now, Flatt has been content to build his businesses with little fanfare. Brookfield’s personality, he said, is “generally low key, generally conservative, worried about downside protection.”

Flatt says the company’s private-equity arm, which is expected to be spun out from the parent in the next few months, could one day be as big as Brookfield’s other investment units, which run as much as $138 billion.

Commodity Rout

The current turmoil in global markets that has sent stocks and commodities reeling, isn’t a deterrent for long-term investors like Brookfield. The company is intentionally counter-cyclical, and is excited about opportunities in volatile markets like China and Brazil. Flatt said the oil and gas and broader commodity sector present buying opportunities, making them net buyers in those places, along with Europe, Canada and India, and net sellers in the U.S. after strong gains there.

“We’re a net buyer in anything that is out of favor,” he said. “As contrarian investors we’re always trying to find those spots around the world.”

Economic Backbone

That conservative model of investing in “economic backbone assets” has served the parent company well over the years as it amassed $220 billion worth of assets under management. The Canadian company, which was established in 1899 in Brazil as Brascan, is now larger than the biggest pension funds in the country, including Canada Pension Plan Investment Board, taking into consideration currency conversion, which has about C$273 billion ($190 million) under management.

It added to that portfolio Wednesday with the purchase of a majority stake in the Colombian government’s Isagen SA in a deal valued at roughly $2 billion.

The company’s value has soared along with its assets. Brookfield shares have risen fourfold since the end of the financial crisis in 2009, for a market value of more than $28 billion. That’s in line with Blackstone, and more than twice as big as New York-based KKR.

Brookfield rose 1.7 percent to $29.49 as of 11:19 a.m. in New York Wednesday.

Brookfield is in the midst of raising an additional $25 billion to fund future acquisitions. Flatt said the pace of growth at Brookfield is largely due to its scale and its presence in more than 30 countries across four diverse investment areas including power, infrastructure, real estate and private equity.

China Rebound

Brookfield is devoting “significant” resources and people in China to reap the benefits of long-term growth in the world’s second-biggest economy.

“Five years from now and 10 years from now there will be amazing opportunities to be in the country” Flatt 50, said. “It will be great to be there.”

Flatt has a similar take on Brazil, which he describes as a “mess” right now, with the currency and economy plunging.

“This country is going to come around,” Flatt said. “We’ve continued to put money into the country over the last while.”

Bridge to Canada

One area that is once again showing promise is at home in Canada, where the weak Canadian dollar is creating some buying opportunities, Flatt said. Canada has pledged to double its infrastructure spending over the next decade to C$125 billion. Brookfield would consider participating in that, Flatt said.

“Canada is still a great place to invest,” he said. About 10 percent of Brookfield’s portfolio is in the country, compared with about 50 percent in the U.S, he said. “It probably ranks as good or better than the United States, in particular because of our heritage.”

“I’d say maybe for the first time in a long time, there may be opportunities for us to put more money into work in Canada,” he added.